LAW OFFICES

HENRY C. CASDEN

El Paseo Professional Plaza

74-090 El Paseo, Suite 205

Palm Desert, California  92260

Telephone (760) 568-5966    Fax (760) 341-3635

April 6, 2009

Mr. Nolan McWilliams

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 25049

Re:  America’s Driving Ranges, Inc.

       Registration Statement on Form S-1

       Filed October 31, 2008

       File No. 333-154912

       Amendment 5

Dear Mr. McWilliams:

Pursuant to our telephone conversation this date, we have made the following final two changes to the S-1A5 as follows:

1.

Page 5, the amount shall be changed to $20,054

2.

Page 3, total amount of offering to be up to $1,000,000.

We will file the final after we have received approval from you telephonically and file our request for acceleration immediately thereafter.

Very truly yours,

Henry C. Casden

HENRY C. CASDEN